SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 02/18

Hiring of a Market Maker

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and LATIBEX (XCOP), hereby announces to its shareholders and to the market in general that it has hired BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered in the city of São Paulo, on Avenida Brigadeiro Faria Lima, nº 3.477, 14th floor, CEP 04538-133, enrolled under the Corporate Taxpayer’s ID No. 43.815.158/0001-22, to work as Market Maker of its common shares (CPLE3) and preferred shares (CPLE6), at B3, pursuant to CVM Instruction No. 384/2003, B3’s Market Maker Regulations, B3’s Operating Regulations and other applicable rules and regulations.

The Agreement for the Provision of Services of Market Maker signed by the Company and BTG Pactual has as purpose to promote the liquidity of the Company’s common and preferred shares and will be in force for a period of twelve (12) months from the date in which it was signed. The agreement may be renewed for equal periods, for a maximum of 60 months, only if there is no manifestation otherwise from the parties. The said Agreement may also be rescinded and/or terminated at any time and at no cost to either party through a written notice sent to the other party at least thirty (30) days before the rescindment and/or termination date.

The Company reports that nineteen million, eight hundred and thirty-six thousand, one hundred and forty-two (19,836,142) common shares and one hundred million, nine hundred and sixty-four thousand, nine hundred and five (100,964,905) preferred shares issued by Copel are outstanding in the market. The Company has not entered into any agreement with the Market Maker regulating the exercise of voting rights or the purchase and sale of securities issued by Copel.

The Market Maker will start its activities on March 16, 2018.

Curitiba, March 15, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.